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May 7, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Insurance Company and Minnesota Life Individual Variable Universal Life Account (File No. 333-148646)

Commissioners:

     On behalf of Minnesota Life Insurance Company ("Minnesota Life" or the "Company") and Minnesota Life Individual Variable Universal Life Account (the "Account"), we have attached for filing this Pre-Effective Amendment No. 1 (the "Amendment") to the Account's registration statement on Form N-6 for certain individual variable universal life insurance policies (the "Policies"). Acceleration requests from Minnesota Life and the principal underwriter also accompany the filing.

     The Amendment incorporates changes made in response to written comments raised by the Commission staff in a letter to Counsel for the Company dated March 13, 2008 to the initial registration statement for the Account filed with the Commission on January 14, 2008 ("Initial Registration Statement") as well as responses to SEC staff oral comments made on April 16, 2008, April 24, 2008 and April 29, 2008. The Amendment also includes information necessary to complete the registration statement, such as financial statements, the remainder of the required exhibits and reflects clarifying or stylistic changes.

     The following paragraphs provide Minnesota Life's response to written comments to the Initial Registration Statement set forth in the staff's letter dated March 13, 2008. For the staff's convenience, each of the staff's comments is set forth in full below, and then the response follows.

COMMISSION STAFF WRITTEN COMMENTS AND RESPONSES

1.   COVER PAGE:

     COMMENT:

     a. PLEASE CONFIRM THAT THE CONTRACT NAME ON THE FRONT COVER PAGE OF THE PROSPECTUS IS AND WILL CONTINUE TO BE THE SAME AS THE EDGAR CLASS IDENTIFIERS ASSOCIATED WITH THE CONTRACT.

     RESPONSE:

     The Company confirms that the contract name on the cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

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May 7, 2008
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     COMMENT:

     b. PLEASE DISCLOSE TO STAFF WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE POLICY OR WHETHER THE COMPANY WILL BE PRIMARILY RESPONSIBLE FOR PAYING OUT ON ANY GUARANTEES ASSOCIATED WITH THE POLICY.

     RESPONSE:

     The Company asserts that there are no third party guarantees to support its guarantees provided in the Policy. The Company will be solely responsible for paying out guarantees provided under the Policy.

2.   TRANSACTION FEES TABLE (P. 4)

     COMMENT:

     PLEASE DISCLOSE ANY APPLICABLE PREMIUM TAXES IN THIS TABLE. SEE FORM N-6,
     ITEM 3.

     RESPONSE:

     The premium charge set forth in the first line of the Table includes amounts for premium taxes. The "Policy Charges" section of the registration statement informs the reader that premium taxes are included in the premium charge.

3.   TOTAL ANNUAL FUND OPERATING EXPENSES TABLE (P. 9)

     COMMENT:

     a. PLEASE CONFIRM TO STAFF THAT THE RANGE OF TOTAL ANNUAL FUND OPERATING EXPENSES DOES NOT REFLECT ANY OR REIMBURSEMENT ARRANGEMENTS. SEE FORM N-6, ITEM 3, INSTRUCTION 4.

     RESPONSE:

     The Company confirms to staff that the range of total annual fund operating expenses does not reflect expense reimbursements or waivers.

     COMMENT:

     b. PLEASE CONFIRM TO STAFF THAT THE TOTAL FUND OPERATING EXPENSES TABLE FOR THE PORTFOLIO COMPANIES INCLUDES FEES AND EXPENSES INCURRED INDIRECTLY BY THE PORTFOLIO COMPANIES AS A RESULT OF INVESTMENT IN SHARES OF ONE OR MORE ACQUIRED FUNDS CALCULATED IN ACCORDANCE WITH INSTRUCTION 3(f) TO ITEM 3 OF FORM N-1A.

     RESPONSE:

     The Company confirms that the Total Annual Portfolio Operating Expenses Table reflects all indirect fees and expenses for any acquired fund in which a Portfolio invests.

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May 7, 2008
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4.   THE FUNDS (PP. 10-11)

     COMMENT:

          PLEASE IDENTIFY ANY INVESTMENT OPTIONS THAT ARE FUNDS OF FUNDS. IF APPLICABLE, PLEASE NOTE THAT FUNDS OFFERED IN A FUND OF FUNDS STRUCTURE MAY HAVE HIGHER EXPENSES THAN FUNDS INVESTED DIRECTLY IN DEBT AND EQUITY SECURITIES. SEE FORM N-6, ITEM 4(c).

     RESPONSE:

     In connection with the Amendment, the Company is adding 5 new Waddell & Reed Pathfinder Target funds. Each Waddell & Reed Pathfinder Target Fund is a fund of funds. Appropriate disclosure regarding the expenses of the Waddell & Reed Pathfinder Target Funds has been added to the "Total Annual Operating Expenses of the Funds" section of the prospectus in response to the Commission staff comment.

     COMMENT:

     a. TO THE EXTENT THERE ARE ANY FUNDS OF FUNDS, PLEASE DISCLOSE IF ANY UNDERLYING FUNDS PAY 12B-1 FEES TO MINNESOTA LIFE INSURANCE COMPANY OR ITS AFFILIATES.

     RESPONSE:

     Neither Minnesota Life nor its affiliates receive 12b-1 fees from any acquired fund under a fund of funds arrangement.

5.   SEPARATE ACCOUNT ACCUMULATION VALUE (PP. 19-20)

     COMMENT:

     a. PLEASE CLARIFY HOW THE TABLE DESCRIBED AT THE BOTTOM OF PAGE 18 REFLECTS THE TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES FOR EACH PORTFOLIO AND A NET PORTFOLIO OPERATING EXPENSE FIGURE FOR EACH PORTFOLIO. PLEASE ALSO UPDATE THE TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES FOR EACH PORTFOLIO TO REFLECT DECEMBER 31, 2007 EXPENSES.

     RESPONSE:

     The disclosure in the second half of the sixth paragraph in the "Separate Account Accumulation Value" section of the prospectus was inadvertently included as a result of an editing error. That disclosure has been removed from the sixth paragraph in the "Separate Account Accumulation Value" section of the prospectus which now reads as follows:

          The table below describes the annual unit value credit that we may, in our sole discretion, apply to each sub-account of the Account. The annual unit value credit is expressed as a percentage of average annual Portfolio assets held by the sub-account. The amount of the unit value credit we may apply varies among sub-accounts with some sub-accounts receiving larger unit value credits than other sub-accounts. Some

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May 7, 2008
Page Four

          sub-accounts are not eligible for a unit value credit. Our payment of the unit value credit may be discontinued at any time.

     b. PLEASE EXPLAIN TO STAFF HOW THE NET PORTFOLIO OPERATING EXPENSES FIGURE IS CALCULATED AND WHY IT IS CONSIDERED TO BE A HYPOTHETICAL FIGURE AS STATED AT THE BOTTOM OF PAGE 18. PLEASE CLARIFY HOW THE NET PORTFOLIO OPERATING EXPENSES FIGURE DEMONSTRATES THE EFFECT THAT THE UNIT VALUE CREDIT WOULD HAVE HAD ON THE TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES IF THE UNIT VALUE CREDIT HAD BEEN APPLIED DIRECTLY TO REDUCE SUCH EXPENSES AS STATED AT THE BOTTOM OF PAGE 18. PLEASE CONSIDER GIVING AN EXAMPLE.

     RESPONSE:

     As noted in the Company's response to comment 5.a. above, the discussion of a hypothetical portfolio operating expense was included in error. The table on page 20 reflects only the amount of the unit value credit for those sub-accounts of the Account that are eligible for the credit.

     c. FOR CLARITY, PLEASE CONSIDER REFERRING TO THE ANNUAL UNIT VALUE CREDIT AS "AN" ANNUAL UNIT VALUE CREDIT THE FIRST TIME THE PHRASE IS USED.

     RESPONSE:

     While the unit value credit is identified in the table as an annual amount, we apply the unit value credit on a daily basis when we calculate a unit value for the applicable sub-account. Therefore, the Company believes that describing the unit value credit as "an" annual unit value credit would be misleading to the reader. For those reasons, the Company respectfully declines to comply with the Commission staff comment.

     d. THE PROSPECTUS NOTES IN THE FIRST PARAGRAPH THAT UNITS ARE "CREDITED" WITH RESPECT TO PREMIUM PAYMENTS AS A WAY TO REPRESENT PREMIUM PAYMENTS MADE. THE PROSPECTUS THEN REFERS TO AN "ANNUAL UNIT VALUE CREDIT" THAT MAY BE APPLIED AT THE INSURER'S DISCRETION. FOR CLARITY, PLEASE CONSIDER CHANGING THE TERMS SO THE TWO DIFFERENT USES ARE NOT CONFUSED.

     RESPONSE:

     The registration statement uses the term "credit" in various contexts. For example, the term is used when discussing the allocation of premium payments, when discussing the allocation of interest in the guaranteed interest account and when allocating interest earned in the loan account. The term "unit value credit" is defined in the glossary of terms and is only used to describe the allocation of the unit value credit to the applicable sub-accounts. The Company does not believe the use of the defined term "unit value credit" in that context is confusing to the reader. For those reasons, the Company respectfully declines to comply with the Commission staff recommendation.

     e. FOR CLARITY, PLEASE REVISE THE PROSPECTUS TO CLARIFY WHY THE NET PORTFOLIO EXPENSE TABLE INTENDED TO BE PRESENTED IN THIS SECTION VARIES FROM THE PORTFOLIO EXPENSE TABLE PRESENTED IN THE FEES AND EXPENSES SECTION.

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May 7, 2008
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     RESPONSE:

     As stated in the Company's response to comment 5.a., the table on page 20 of the prospectus is intended to only show the amount of the available unit value credit.

     f. PLEASE CLARIFY THE EXTENT TO WHICH THE SEPARATE ACCOUNT OFFERING THE CONTRACT HAS IN THE PAST OFFERED THE ANNUAL UNIT VALUE CREDIT REFERRED TO IN THIS SECTION.

     RESPONSE:

     The unit value credit is only offered in the Minnesota Life Accumulator Variable Universal Life Insurance Policy, which, other than offering a different array of underlying funds, is identical to the Policy that is the subject of this registration.

     g. PLEASE CLARIFY THE EXTENT TO WHICH THE ANNUAL UNIT VALUE CREDIT MAY BE SUBJECT TO RECAPTURE.

     RESPONSE:

     The unit value credit is 100 percent vested when credited to the policyholder's Accumulation Value and is not subject to recapture.

6.   MARKET-TIMING

     COMMENT:

     PLEASE DISCLOSE THE POTENTIAL ASSESSMENT BY THE FUNDS OF A REDEMPTION FEE OR ANY OTHER FEES IN A FOOTNOTE TO THE TOTAL ANNUAL OPERATING EXPENSES TABLE.

     RESPONSE:

     The Company notes that Form N-6 does not require the disclosure of the potential assessment of redemption fees in the "Total Annual Operating Expenses of the Funds" section of the prospectus and that the potential assessment of such fees by the Funds has already been adequately disclosed in the prospectus in the "Market-Timing and Disruptive Trading" section of the prospectus. The Company also notes that a substantially identical comment was raised with respect to the initial registration statement on Form N-6 for the Minnesota Life Accumulator Variable Universal Life Insurance Policy (File No. 333-144604). After some discussion with the Commission staff, including a discussion regarding the absence of a disclosure requirement under Form N-6, the Commission staff decided not to require the requested disclosure. For those reasons, the Company respectfully declines to comply with the Commission staff comment.

7.   SECTION 26(f) REPRESENTATION (PART C)

     COMMENT:

     PLEASE BE SURE TO INCLUDE THE '33 ACT FILE NUMBER OF THIS FILING IN THE REPRESENTATION (OR REMOVE THE REFERENCE TO ANY '33 ACT FILE NUMBER).

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May 7, 2008
Page Six

     RESPONSE:

     The Securities Act of 1933 file number is included in the representation.

8.   POWER OF ATTORNEY (PART C)

     COMMENT:

          PLEASE PROVIDE A POWER OF ATTORNEY THAT RELATES SPECIFICALLY TO THE 1933 ACT FILE NUMBER OF THE NEW REGISTRATION STATEMENT.

     RESPONSE:

     A Power of Attorney relating specifically to the 1933 Act file number has been filed as part of the Amendment.

9.   FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     COMMENT:

     ANY FINANCIAL STATEMENTS, EXHIBITS, AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS REGISTRATION STATEMENT MUST BE FILED IN A PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

     RESPONSE:

     The financial statements, exhibits and other required disclosure have been included in the Amendment. The Account had not commenced operations as of December 31, 2007; consequently, no financial statements for the Account have been included in the Amendment.

10.  TANDY REPRESENTATION

     COMMENT:

     WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANT IS IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANT'S DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

     NOTWITHSTANDING OUR COMMENTS, IN THE EVENT THE REGISTRATION REQUESTS ACCELERATION OF THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER, AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING
     THAT:

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May 7, 2008
Page Seven

     - SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

     - THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

     - THE REGISTRANT MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

     RESPONSE:

     Minnesota Life has provided the representations requested by the Commission staff in a separate letter filed as correspondence to the Amendment.

COMMISSION STAFF ORAL COMMENTS RECEIVED ON APRIL 16, 2008 AND RESPONSES

1.   SUMMARY OF BENEFITS (P. 1)

     COMMENT:

     PLEASE ADD A STATEMENT THAT INDICATES THE DEATH BENEFIT PROCEEDS MAY BE SUBJECT TO ESTATE TAX.

     RESPONSE:

     The following sentence has been added as the last sentence to the fifth paragraph under the heading "What are some of the risks of the Policy?" in the Summary of Benefits section.

          There is also a risk that the death benefit payable under this Policy may be subject to estate taxation.

2.   TRANSACTION FEE TABLE (P. 4)

     COMMENT:

     PLEASE INCLUDE A FOOTNOTE THAT INDICATES THAT THE PREMIUM CHARGE INCLUDES THE PREMIUM TAX. INCLUDE THE RANGE OF THE CHARGE FOR THE PREMIUM TAX IN THE FOOTNOTE. ALSO, CONSIDER ADDING LANGUAGE TO THE POLICY CHARGES SECTION OF THE PROSPECTUS.

     RESPONSE:

     The following footnote has been added to the Transaction Fee Table as new footnote #1.

          The premium charge includes premium taxes that we are required to pay to the state in which this Policy is issued, which may range from 0 percent to 2.5 percent.

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May 7, 2008
Page Eight

3.   THE FUNDS (PP. 10-11)

     COMMENT:

     PLEASE ADD A STATEMENT TO "THE FUNDS" SECTION THAT INDICATES THAT INVESTMENT IN A FUND OF FUNDS ARRANGEMENT MAY HAVE HIGHER EXPENSES THAN FUNDS INVESTED DIRECTLY IN DEBT AND EQUITY SECURITIES.

     RESPONSE:

     The following footnote has been added to the Funds section of the prospectus for funds that are a fund of funds.

          Investments in one of the W&R Target Pathfinder Portfolios, funds which utilize a Fund of Funds arrangement, may incur higher expenses than investments in underlying funds that invest directly in debt and equity securities.

4.   MARKET-TIMING AND DISRUPTIVE TRADING (P. 22)

     COMMENT:

     PLEASE INCLUDE LANGUAGE WITH REGARD TO SHARING OF CONTRACT OWNER INFORMATION WITH THE PORTFOLIOS AS WAS RECENTLY IMPLEMENTED WITH RULE 22(c)-2 AS WELL AS THE POSSIBLE POSITION OF REDEMPTION FEES BY THE PORTFOLIO.

     RESPONSE:

     The following paragraph has been added as the second to the last paragraph to the Market-Timing and Disruptive Trading section of the prospectus.

          In addition to our market-timing procedures, the underlying Portfolios may have their own market-timing policies and restrictions. While we reserve the right to enforce the Portfolios' policies and procedures, policy owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the market-timing policies and procedures of the Portfolios, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide the Portfolio promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific policy owners who violate the market-timing policies established by the Portfolios.

5.   MARKET-TIMING

     COMMENT:

     PLEASE DISCLOSE THE POTENTIAL ASSESSMENT BY THE FUNDS OF A REDEMPTION FEE OR ANY OTHER FEES IN A FOOTNOTE TO THE TOTAL ANNUAL OPERATING EXPENSES TABLE.

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May 7, 2008
Page Nine

     RESPONSE:

     The following sentence has been added as the final sentence in the footnote to the Total Annual Operating Expense Table (page 9).

          If the policy owner is deemed to have engaged in "market-timing" the Funds may assess redemption fees. See "Market-Timing and Disruptive Trading."

                        ********************************

          In addition to the above changes, the Company proposes to include the following change to the prospectus, which will apply to policy owners that elect the Death Benefit Guarantee Agreement.

INFORMATION ABOUT THE POLICY (P. 13)

The following paragraph will be added to the section entitled "Flexibility at Issue."

          If your Policy is issued with the Death Benefit Guarantee Agreement, you must allocate premiums to any of the Waddell & Reed Target Pathfinder Portfolios or to the Guaranteed Interest Account. Your allocation of premium may be made in any combination or percentages to those accounts.

POLICY CHANGES (P. 13)

The following paragraph will be added prior to the second to the last paragraph to the section entitled "Policy Changes."

          If your Policy is issued with the Death Benefit Guarantee Agreement, transfers may only be made between the Waddell & Reed Target Pathfinder portfolios and the Guaranteed Interest Account. Transfers to other sub-accounts will not be allowed as long as the Death Benefit Guarantee Agreement is in effect.

POLICY PREMIUMS (P.15)

The following paragraph will be added as a new sub-section to the section entitled "Policy Premiums."

          SUB-ACCOUNT ALLOCATION If your Policy is issued with the Death Benefit Guarantee Agreement, you must allocate your premium payments to the Guaranteed Interest Account or one of the following W&R Target Pathfinder Portfolios: the W&R Target Pathfinder Aggressive Portfolio, the W&R Target Pathfinder Moderately Aggressive Portfolio, the W&R Target Pathfinder Moderate Portfolio, the W&R Target Pathfinder Moderately Conservative Portfolio, or the W&R Target Pathfinder Conservative Portfolio. Your allocation of premium may be made in any combination among those accounts. The policy owner may elect to change from any one of the current W&R Target Pathfinder Portfolio to any other combination of W&R Target Pathfinder Portfolios. Subsequent transfers among these accounts will be subject to our policies regarding transfers among the sub-accounts. See "Transfers." We reserve the right to add, delete or modify the Portfolios which may be used.

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May 7, 2008
Page Ten

          Each of the W&R Target Pathfinder Portfolios is a "Fund of Funds" which means that each W&R Target Pathfinder Portfolio will seek to achieve its particular level of risk/return by investing substantially all of its assets in other mutual funds in W&R Target Funds, Inc. and short-term investments in varying combinations and percentage amounts to achieve each W&R Target Pathfinder Portfolio's particular investment objective. A detailed discussion of each W&R Target Pathfinder Portfolio's allocations, objectives and risks may be found in the Portfolio's prospectus.

          The W&R Target Pathfinder Portfolios are intended to provide various levels of potential capital appreciation at various levels of risk. Each of the W&R Target Pathfinder Portfolios is designed to provide a different asset allocation option corresponding to different investment goals ranging from the highest potential for growth with the highest amount of tolerance for risk, to the lowest potential for growth with the lowest amount of tolerance for risk, and the highest potential for income.

          In selecting a W&R Target Pathfinder Portfolio, you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances.

TRANSFERS (P. 21)

The following paragraph will be added as the final paragraph to the section entitled "Transfers."

          If your Policy is issued with the Death Benefit Guarantee Agreement, transfers may only be made between the Waddell & Reed Target Pathfinder Portfolios and the Guaranteed Interest Account. Transfers to other sub-accounts will not be allowed as long as the Death Benefit Guarantee Agreement is in effect.

SUPPLEMENTAL AGREEMENTS (P. 38)

The following language is added to the end of the paragraph describing the Death Benefit Guarantee Agreement:

          If your Policy is issued with this Agreement, you must allocate your premiums to any of the Waddell & Reed Target Pathfinder Portfolios or the Guaranteed Interest Account. Your allocation of premium may be made in any combination among those accounts. Subsequent transfers may only be made among the Waddell & Reed Target Pathfinder Portfolios or the Guaranteed Interest Account and will be subject to our policies regarding transfers among the sub-accounts. See "Transfers."

COMMISSION STAFF ORAL COMMENTS RECEIVED ON APRIL 24, 2008 AND RESPONSES

1.   POLICY CHARGES (P. 33)

     COMMENT:

     PLEASE INCLUDE THE PREMIUM TAX LANGUAGE IN THE POLICY CHARGES SECTION OF THE PROSPECTUS.

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May 7, 2008
Page Eleven

     RESPONSE:

     The following sentence has been added as the last sentence in the section entitled "Premium Charge" on page 34.

          The premium charge includes premium taxes that we are required to pay to the state in which this Policy was issued, which may range from 0 percent to 2.5 percent.

2.   MARKET-TIMING

     COMMENT:

     THE SENTENCE ADDED AT THE END OF FOOTNOTE 1 TO THE TOTAL ANNUAL OPERATING EXPENSE TABLE SHOULD BE INCLUDED AS A NEW FOOTNOTE 2.

     RESPONSE:

     The last sentence of footnote 1 following the Total Annual Operating Expense Table has been included as a new footnote 2.

3.   WHAT ARE SOME OF THE BENEFITS OF THE POLICY (P. 1)

     COMMENT:

     PLEASE ADD A DISCLOSURE REGARDING THE RESTRICTION ON SUB-ACCOUNT ALLOCATIONS FOR POLICIES ISSUED WITH THE DEATH BENEFIT GUARANTEE AGREEMENT.

     RESPONSE:

     The following sentence has been added to the end of second paragraph under the section entitled "What are some of the benefits of the Policy".

          If your Policy is issued with the Death Benefit Guarantee Agreement, you must allocate your premium payments to either the Guaranteed Interest Account or one of the W&R Target Pathfinder Portfolios. See "Sub-Account Allocation."

4.   DEATH BENEFIT GUARANTEE AGREEMENT (P. 39)

     COMMENT:

     PLEASE ADD A DISCLOSURE REGARDING THE CONSEQUENCES FOR NOT INVESTING IN A SUB-ACCOUNT THAT IS REQUIRED FOR EXERCISING THE DEATH BENEFIT GUARANTEE AGREEMENT.

     RESPONSE:

     The following sentence has been added as a new paragraph in the section entitled "Death Benefit Guarantee Agreement":

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May 7, 2008
Page Twelve

          You will be required to terminate this Agreement prior to allocating premium payments to or making a transfer to a sub-account other than the W&R Target Pathfinder Portfolios or the Guaranteed Interest Account.

     The following sentence has been added as a new paragraph in the section entitled "Sub-Account Allocations" on page 18:

          You will be required to terminate the Death Benefit Guarantee Agreement prior to allocating premium payments to or making a transfer to a sub-account other than the W&R Target Pathfinder Portfolios or the Guaranteed Interest Account.

                                  * * * * * * *

          In addition to the above change, the Company has also incorporated changes made in response to SEC staff comments for the post effective amendment of a "clone" product (SEC File No. 333-144604). The following changes have been made in response to SEC staff comments:

     COMMENT:

     PLEASE CONFIRM THAT THIS DISCLOSURE IS REFERRING TO THE FULL DISCLOSURE FILED AS PART OF THE PROSPECTUS, THE SAI AND THE EXHIBITS UNDER PART C. (P.
     47)

     RESPONSE:

     The Company confirms that the disclosure contained in the section entitled "Registration Statement" incorporates the registration statement in its entirety. For clarity, the second sentence in that section is revised to read as follows:

          This prospectus does not contain all the information set forth in the registration statement, including the amendments and exhibits filed as a part thereof. Reference is hereby made to the Statement of Additional Information and the exhibits filed as part of the registration statement for further information regarding the Account, Minnesota Life and the Policies.

SUMMARY OF BENEFITS  (P. 1)

     COMMENT:

     PLEASE REVISE THIS SECTION TO INCLUDE WHY THIS POLICY IS SUITABLE AS SHORT TERM INVESTMENT VEHICLE. CONSIDER THE UNDERLYING FEE STRUCTURE AND THE APPLICATION OF SURRENDER CHARGES.

     RESPONSE:

     In response to the SEC Staff comment, the Company has revised the second to last sentence in the first paragraph under the Summary of Benefits and Risks section of the prospectus to read as follows:

          The Policy combines both life insurance protection and the potential for accumulation of cash values; however, it may be unsuitable as a short-term investment due to the costs of insurance and the expenses charged.

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May 7, 2008
Page Thirteen

CHOOSING DEATH BENEFIT OPTIONS (P.28)

     COMMENT:

     PLEASE SUMMARIZE IN PLAIN ENGLISH WHY EACH DEATH BENEFIT OPTION WILL HAVE THE STATED EFFECT.

     RESPONSE:

     The second paragraph in the section entitled "Choosing Death Benefit Options has been revised as follows:

          You may find the Level Option more suitable for you if your goal is to increase your accumulation value through positive investment experience. Positive investment experience under the Level Option would result in a higher proportion of accumulation value to the death benefit, which may lower the total amount of fees and expenses we would charge. You may find the Increasing Option more suitable for you if your goal is to increase your total death benefit. Positive increases in the accumulation value would be reflected in your death benefit, which would result in a death benefit that equals your initial face amount plus the accumulation value. You may find the Sum of Premiums Option more suitable for you if your goal is to receive a death benefit which includes premiums paid. Your death benefit would be equal to your initial face amount plus the amount of premiums paid, less any premiums withdrawn in a partial surrender.

CHANGING DEATH BENEFIT OPTIONS (P. 29)

     COMMENT:

     PLEASE PROVIDE A GENERAL STATEMENT AS TO WHY THIS MIGHT RESULT IN ADVERSE FEDERAL TAX CONSEQUENCES - PROVIDE CROSS REFERENCE TO "FEDERAL TAX STATUS."

     RESPONSE:

     The first sentence in the third bullet point in the section entitled "Changing Death Benefit Options" has been revised as follows:

          Changing your death benefit option may cause you to receive taxable income, may cause your Policy to become a modified endowment contract
          (MEC) or may have other unintended adverse federal tax consequences. See "Federal Tax Status."

EFFECT OF PARTIAL SURRENDERS ON THE DEATH BENEFIT (P. 28)

     COMMENT:

     PLEASE DISCLOSE THE EFFECT OF PARTIAL SURRENDERS ON THE INCREASING AND THE SUM OF PREMIUMS OPTIONS.

     RESPONSE:

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May 7, 2008
Page Fourteen

     The following language is added after the first sentence in the section entitled "Effect of Partial Surrenders on the Death Benefit":

          If you choose the Increasing or the Sum of Premiums Options, your face amount will not be affected by a partial surrender.

COSTS AND EXPENSES WE INCUR (PP. 33-37)

     COMMENT:

     PLEASE SPECIFY THE AMOUNT OF THE CHARGES FOR ALL DEDUCTION UNDER THE POLICY INCLUDING THE COST OF INSURANCE AND SUPPLEMENTAL AGREEMENTS.

     RESPONSE:

     The following sentence is added prior to the last sentence in the section entitled "Policy Issue Charge":

          The minimum guaranteed charge is $0.04 per $1,000 of initial face amount or face amount increase and the maximum guaranteed charge is $0.53 per $1,000 of initial face amount or face amount increase.

     The following sentence is added after the first sentence in the first paragraph in the section entitled "Cost of Insurance Charge":

          The minimum guaranteed monthly charge is $0.015 per $1,000 of net amount at risk and the maximum guaranteed monthly charge is $83.33 per $1,000 of net amount at risk.

     The following sentence is added after the first sentence in the section entitled "Cash Extra Charge":

          The minimum guaranteed monthly charge is $0.00 and the maximum guaranteed monthly charge is $100.00 per $1,000 of face amount.

     The following language replaces the first sentence in the section entitled "Charges for Agreements":

          8. CHARGES FOR AGREEMENTS. We assess the following monthly charges for supplemental insurance benefits that you may add to your Policy by Agreement:

               WAIVER OF PREMIUM - the minimum guaranteed monthly charge is $0.01 per $1,000 of face amount and the maximum guaranteed monthly charge is $0.51 per $1,000 of face amount.

               WAIVER OF CHARGES - the minimum guaranteed monthly charge is $0.01 per $1,000 of face amount and the maximum guaranteed monthly charge is $0.38 per $1,000 of face amount.

               DEATH BENEFIT GUARANTEE - the minimum guaranteed monthly charge is $0.02 per $1,000 of net amount at risk and the maximum guaranteed monthly charge is $83.33 per $1,000 of net amount at risk.

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May 7, 2008
Page Fifteen

               TERM INSURANCE - the minimum guaranteed monthly charge is $0.015 per $1,000 of net amount at risk and the maximum guaranteed monthly charge is $83.33 per $1,000 of net amount at risk.

               FAMILY TERM INSURANCE -- Children - the guaranteed monthly charge is $0.40 per $1,000 of coverage.

               OVERLOAN PROTECTION - the minimum guaranteed charge upon exercise of the Agreement is 7 percent of Policy accumulation value at exercise and the maximum guaranteed charge upon exercise of the Agreement is 7 percent of Policy accumulation value at exercise.

SEPARATE ACCOUNT CHARGE

     COMMENT:

     THE PROSPECTUS ALLOWS FOR THE ISSUER TO CHARGE THE POLICY OWNER FOR TAXES PAYABLE BY THE REGISTRANT WITH RESPECT TO THE ACCOUNT OR POLICIES. PLEASE PROVIDE SOME DESCRIPTION OF THE CIRCUMSTANCES YOU ARE CONTEMPLATING AND
     NOTE IN THE FEE TABLE THAT YOU MAY DEDUCT THOSE CHARGES.

     RESPONSE:

     In response to the SEC staff comment, the section entitled "Separate Account Charge" will be removed from the prospectus.

                                  * * * * * * *

COMMISSION STAFF ORAL COMMENTS RECEIVED ON APRIL 29, 2008 AND RESPONSES

1.   SUB-ACCOUNT ALLOCATIONS (P. 18)

COMMENT:

PLEASE ADD A STATEMENT THAT INDICATES THAT THE CHARGES FOR THE DEATH BENEFIT GUARANTEE AGREEMENT WILL NOT BE RETURNED UPON TERMINATION.

RESPONSE:

The following sentence has been added as the last sentence to the fourth paragraph under the heading "Sub-Account Allocation" and as the last sentence to the second paragraph under the heading "Death Benefit Guarantee Agreement."

     We will not return any charges previously taken for the Death Benefit Guarantee Agreement upon its termination.

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May 7, 2008
Page Sixteen

2.   FREE LOOK (P. 18)

COMMENT:

PLEASE INCLUDE A STATEMENT TO THE EFFECT THAT MINNESOTA LIFE WILL RETURN THE GREATER OF PREMIUMS PAID OR THE SURRENDER VALUE UPON THE POLICY OWNER'S EXERCISE OF THE FREE LOOK PROVISION.

RESPONSE:

The last sentence of the first paragraph under "Free-Look" has been modified to read as follows:

     We will send you within seven days of the date we receive your notice of cancellation of the Policy, the greater of (1) a full refund of the premiums you have paid or (2) the Surrender Value of the Policy.

                                  * * * * * * *

          We believe that the Amendment is complete and responds to all Commission staff comments. We respectfully request that the staff review these materials as soon as possible. As noted above, requests for acceleration from the Company, on behalf of the Account, and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to May 8, 2008 or as soon as practicable thereafter.

          If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (651) 665-4593. We greatly appreciate the Commission staff's efforts in assisting the Company with this filing.

Very truly yours,

Timothy E. Wuestenhagen
Senior Policyowner Tax Counsel

Enclosure

cc:  Ellen Sazzman